UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

CHINA BROADBAND, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

0001180421
(CUSIP Number)

John D. Vaughan, Esq.
K&L Gates LLP
New York, NY 10022
(212) 536-4006

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: Shane McMahon

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

US

	7	SOLE VOTING POWER:

NUMBER OF		72.4% (1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		330,000,000

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

330,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

46.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) The Series A Shares (defined below) entitle the holder thereof to ten votes per share of Common Stock into which such Series A Shares may be converted.  The Series A Shares may be converted, at the holder’s option, into shares of Common Stock on a ten-to-one basis.

(2) Calculation assumes conversion of all of the Series A Shares (defined below) and exercise of all of the Series A Warrants (defined below) and is based on a total of 703,886,490 shares of Common Stock of the Issuer outstanding as of July 30, 2010.

 Item 1.  Security and Issuer

           This statement relates to the common stock (the “Common Stock”), par value $0.001 per share, of China Broadband, Inc., a Nevada Corporation (the “Issuer”), including shares of Common Stock which may be issued upon conversion of the convertible preferred stock of the Issuer (the “Series A Shares”, as defined below) and the exercise of the warrants of the Issuer (the “Series A Warrants”, as defined below) as described herein.  The address of the principal executive offices of the Issuer is 1900 Ninth Street, 3rd Floor, Boulder, Colorado 80302.

Item 2.  Identity and Background

            (a) This statement is filed by Shane McMahon.

           (b) Mr. McMahon’s address is 295 Greenwich St., Apt. 301, New York, New York 10007.

            (c) Mr. McMahon has significant marketing and promotion experience and has been instrumental in exploiting pay-per-view programming on a global basis.  Until December 31, 2009, Mr. McMahon held various executive level positions with World Wrestling Entertainment, Inc. (NYSE: WWE).  He is currently engaged, as an investor, and in some cases, member of the boards of directors, of several businesses in the sports and media sectors.

            (d) Mr. McMahon has not been convicted in a criminal proceeding of any kind during the last five years (excluding traffic violations or similar misdemeanors).

            (e) Mr. McMahon has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such a proceeding, is he or has he been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Mr. McMahon is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. McMahon is the owner of 7,000,000 shares of Series A Preferred Stock of the Issuer, par value $0.001 per share (the “Series A Shares”).  Each Series A Share is convertible into ten shares of Common Stock, subject to certain adjustments, at Mr. McMahon’s option at any time.  The maximum aggregate number of shares of Common Stock into which the Series A Shares may be converted is 70,000,000 shares.

Mr. McMahon is also the owner of 7,000,000 warrants (the “Series A Warrants”) to purchase shares of Common Stock.  The Series A Warrants and Series A Shares together will sometimes hereinafter be referred to as the “Series A Units.” Each Series A Warrant is convertible into 34.2857 shares of Common Stock at Mr. McMahon’s option at an exercise price of $0.05 per share.  The Series A Warrants expire five (5) years from their issue date.  The maximum aggregate number of shares of Common Stock that may be issued upon exercise of the Series A Warrants is 240,000,000 shares.

Mr. McMahon acquired the Series A Units for total aggregate consideration of $3,500,000, which was paid from Mr. McMahon’s personal funds.  As a result of his ownership of the Series A Units, Mr. McMahon is, for purposes of this statement, the beneficial owner of 310,000,000 shares of Common Stock.

In addition to the Series A Units, Mr. McMahon is also the owner of 10,000,000 shares of Common Stock (the “Common Shares”) and warrants (the “Warrants”) which may, at his option, be exercised for a maximum of 10,000,000 shares of Common Stock for a period of five years from their issue date at an exercise price of $0.05 per share. Mr. McMahon acquired the Common Shares and the Warrants (together, the “Units”) for an aggregate purchase price of $500,000, which was paid from Mr. McMahon’s personal funds.

As a result of Mr. McMahon’s ownership of the Series A Units and the Units, Mr. McMahon is, for purposes of this statement, the beneficial owner of a total of 330,000,000 shares of Common Stock.

Item 4.  Purpose of Transaction

           Mr. McMahon purchased the Series A Units and the Units for investment purposes.  Simultaneously with the consummation of his acquisition of such securities, Mr. McMahon became a director and the Chief Executive Officer of the Issuer.

Mr. McMahon, in his capacity as an investor in securities of the Issuer, has no present plans or proposals that relate to, or could result in, any of the events or occurrences described in items (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would result from or occur upon completion of any of the actions discussed in this statement.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported as beneficially owned by Mr. McMahon assumes conversion of all of the Series A Shares and exercise of all of the Series A Warrants and is based on the number of outstanding shares of Common Stock, 703,886,490, as of July 30, 2010.

(b)  The Series A Shares entitle Mr. McMahon to ten votes per share of Common Stock into which such Series A Shares may be converted.  As described above, each Series A Share is convertible into ten (10) shares of Common Stock, meaning that, for purposes of this statement, as a result of his ownership of the Series A Shares, Mr. McMahon may be deemed to have sole voting power with respect to an aggregate of 700,000,000 shares of Common Stock.  As the holder of 10,000,000 additional Common Shares, Mr. McMahon may be deemed to have sole voting power with respect to a total of 710,000,000 shares of Common Stock.

The total voting power of all of the holders of outstanding equity securities of the Company is, for purposes of this statement, 981,218,490 shares of Common Stock as of July 30, 2010.  Mr. McMahon may therefore be deemed to have sole voting power with respect to approximately 72.4% of the outstanding voting securities of the Issuer.

(c) Other than as set forth herein (including under Item 6 below), Mr. McMahon has not engaged in any transactions involving equity securities of the Issuer, including during the past sixty (60) days.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. McMahon acquired the Series A Units and the Units in connection with the transactions that are disclosed and described in the Issuer’s current reports on Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2010 and August 5, 2010 (the “Current Reports”) under Items 1.01 (including information under the headings “Series A Preferred Stock Financing” and “Common Stock Financing”) and Items 1.01 and 3.02 (including information under the heading “Private Placement Financings”), respectively.  The information contained in the Current Reports under each of the Items set forth above is incorporated by reference herein.

In connection with his acquisition of the Series A Units, Mr. McMahon and the Issuer entered into a Stock Purchase Agreement (and, upon consummation of the transaction, a first amendment thereto)(the “Series A SPA”), a Registration Rights Agreement, the Series A Warrants and certain other ancillary agreements related thereto, the terms of which are described in more detail in the Current Reports and in the Series A SPA.  In connection with acquisition of the Units, Mr. McMahon and the Issuer entered into a Stock Purchase Agreement (the “Common Stock SPA”), a Registration Rights Agreement, the Warrants and certain other ancillary agreements related thereto, the terms of which are described in more detail in the Current Reports and in the Common Stock SPA.  Copies of the Series A SPA and the Common Stock SPA, the Registration Rights Agreements described above and the forms of the Series A Warrants and the Warrants will be filed as exhibits to the Issuer’s quarterly report to be filed with the SEC for the period ending June 30, 2010.  When filed with the SEC, each of such exhibits will also be incorporated by reference herein as if such exhibits were filed as exhibits to this statement.

Other than as referred to above and as disclosed in documents incorporated by reference herein, there are no contracts, arrangements, understandings or relationships between or involving Mr. McMahon with respect to securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:    August 12, 2010

SHANE MCMAHON

/s/ Shane McMahon